UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-41115

GENENTA SCIENCE S.P.A.

(Translation of registrant’s name into English)

Via dell’Annunciata 31

20121 Milan, Italy

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Events

Court of Milan Denies Application for Interim Suspension of ATC Capital Increase

By order dated October 2, 2026, and notified to Genenta Science S.p.A. (the “Company”) on October 5, 2026, the Court of Milan (the “Court”) denied in full the application for interim relief brought by certain minority shareholders of the Company challenging the capital increase approved by the Company’s Board of Directors on May 18, 2026, in connection with the Company’s acquisition of A.T.C. S.r.l. (“ATC”). As a result, the capital increase, including the issuance of shares in connection with the ATC acquisition, has not been suspended and remains effective pending proceedings on the merits, and subject to any appeal relating to the Court’s order.

The ATC acquisition and related capital increase were previously disclosed in the Company’s Report on Form 6-K furnished to the U.S. Securities and Exchange Commission (“SEC”) on May 29, 2026. At this preliminary stage, the Court concluded that the plaintiffs did not establish unequivocal elements of unlawfulness in the conduct of the Company’s Board of Directors sufficient to warrant the requested interim suspension of the capital increase, or the subsequent resolution adopted at the shareholders’ meeting held on June 29, 2026 appointing the Company’s Board of Directors.

The Court’s order relates solely to the interim relief sought by the plaintiffs. The underlying civil action on the merits remains pending, and the order does not constitute a final determination regarding the validity of the challenged resolution or the plaintiffs’ underlying claims.

The Company intends to continue to defend the proceedings and believes that its actions were taken in the best interests of the Company and its shareholders.

Forward-Looking Statements

This Report on Form 6-K (this “Report”) contains forward-looking statements within the meaning of applicable securities laws, including statements regarding the outcome of legal proceedings described in this Report and any related proceedings, and the Company’s strategic plans and future operations. Forward-looking statements are based on the Company’s current expectations and assumptions and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. These risks include, among others, the outcome of the pending proceedings and other risks described in the Company’s filings with the SEC, including its most recent Annual Report on Form 20-F and subsequent Reports on Form 6-K. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this Report. The Company undertakes no obligation to update any forward-looking statements in this Report as a result of new information, future events or otherwise, except as required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GENENTA SCIENCE S.P.A.

By:	/s/ Pierluigi Paracchi
Name:	Pierluigi Paracchi
Title:	Chief Executive Officer

Dated: October 7, 2026